SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VITACOST.COM, INC.

(Name of Subject Company)

VITACOST.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92847A200

(CUSIP Number of Class of Securities)

Mary Marbach

Chief Legal Officer and Corporate Secretary

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW – Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Sanchez, Esq.

Daniel Peale, Esq.

Wilson Sonsini Goodrich & Rosati

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2014 (as previously filed with the SEC, the “Schedule 14D-9”) by Vitacost.com, Inc., a Delaware corporation (“Vitacost” or the “Company”), relating to the offer (the “Offer”) by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), as set forth in a Tender Offer Statement filed by Kroger and Purchaser on Schedule TO, dated July 18, 2014 (as previously filed with the SEC, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Shares”) at a purchase price of $8.00 per Share, net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety everything after the third paragraph in the section entitled “The Solicitation or Recommendation—Vitacost Financial Forecasts” on page 25 of the Schedule 14D-9 with the following:

“These Internal Financial Forecasts include the following:

(dollars in millions)	Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E
Net Sales	$427.4	$499.0	$586.9	$700.0	$846.9
Gross Profit	$94.9	$114.7	$139.1	$169.5	$208.7
% Margin	22.2%	23.0%	23.7%	24.2%	24.6%
Operating Income (Loss)*	$(13.0)	$0.2	$12.9	$30.1	$52.4
% Margin	(3.0%)	0.0%	2.2%	4.3%	6.2%
Adjusted EBITDA*	$(3.7)	$9.1	$21.5	$37.9	$59.4
% Margin	(0.9%)	1.8%	3.7%	5.4%	7.0%
Unlevered Free Cash Flow	$(6.3)	$4.2	$10.5	$20.6	$35.0

Growth Statistics(1)
Revenue	11.7%	16.7%	17.6%	19.3%	21.0%
Operating Income	NM	NM	NM	132.9%	74.4%
Adjusted EBITDA	NM	NM	135.9%	76.0%	57.0%

Note: “NM” denotes not meaningful.

*	Adjusted EBITDA and Operating Income (Loss) exclude costs associated with the Offer and the Merger.
(1)	Represents annual growth statistics for each year presented.

Non-GAAP Financial Measures

Adjusted EBITDA and Unlevered Free Cash Flow, as presented in the preceding section, are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), otherwise known as “non-GAAP financial measures.” Although these measures are frequently used by investors and securities analysts in their evaluations of companies, non-GAAP financial measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Because of these limitations, you should consider these non-GAAP financial measures alongside other GAAP-based financial performance measures, including various cash flow metrics and our other GAAP financial results.

Pursuant to the provisions of Regulation G (“Regulation G”), as promulgated under the Securities Exchange Act of 1934, as amended, whenever the Company publicly discloses a forward-looking non-GAAP financial measure, it shall provide a reconciliation, to the extent available without unreasonable efforts, of such non-GAAP financial measure to the most closely applicable forward-looking GAAP financial measure. The amounts referenced in the reconciliation are forward-looking and based on management’s estimates, and there can be no assurance that these assumptions will be realized.

The following reconciliations of the forward-looking non-GAAP financial measures were not provided to Vitacost’s Board, Jefferies or Kroger and are provided strictly in compliance with Regulation G.

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA to Operating Income (Loss), the most directly comparable GAAP measure, for each of the periods identified.

(dollars in millions)	Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E
Operating Income (Loss)	$(13.0)	$0.2	$12.9	$30.1	$52.4
Adjustments:
Depreciation and Amortization	7.0	6.5	6.0	5.0	4.0
Stock Based Compensation	2.3	2.4	2.6	2.8	3.0

Adjusted EBITDA	$(3.7)	$9.1	$21.5	$37.9	$59.4

Unlevered Free Cash Flow

The following table presents a reconciliation of Unlevered Free Cash Flow to Operating Income (Loss), the most directly comparable GAAP measure, for each of the periods identified.

(dollars in millions)	Year Ended December 31,
	2014E	2015E	2016E	2017E	2018E
Operating Income	$(13.0)	$0.2	$12.9	$30.1	$52.4
Adjustments:
Plus: Depreciation & Amortization	7.0	6.5	6.0	5.0	4.0
Less: Taxes(1)	0	(0.1)	(4.5)	(10.5)	(18.4)
Less: Capital Expenditures	(3.0)	(3.0)	(4.0)	(4.0)	(4.0)
Less: Change in Net Working Capital	2.6	0.6	0.1	0.1	0.9
Unlevered Free Cash Flow	$(6.3)	$4.2	$10.5	$20.6	$35.0

(1)	Represents a pro forma tax rate of 35%.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) The following text is added to the end of the last paragraph of the section entitled “Additional Information—Antitrust Law”:

“On July 25, 2014, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

(b) The section entitled “Additional Information—Certain Litigation” is hereby amended and restated in its entirety to read to as follows:

“Three purported class action lawsuits have been filed on behalf of Vitacost stockholders against various defendants including Vitacost, the Vitacost Board, Kroger and Purchaser, in connection with the proposed Merger. Those cases are captioned Ernst v. Vitacost.com, et. al., Case No. 2014 CA 008318 AJ (Fla. Cir. Ct., Palm Beach Cnty., July 7, 2014); Heim v. Vitacost.com, et. al., Case No. 9883-VCP (Del. Ch. Ct. July 15, 2014); and Takis P. Dionisos v. Vitacost.com. et. al., Case No. 9945-VCP, (Del. Ch. Ct. July 24, 2014). The complaints allege, generally, that the Vitacost Board breached their fiduciary duties to Vitacost stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Vitacost through an allegedly defective process, for an unfair price, and on unfair terms. The Dionisos complaint also alleges that the Vitacost Board failed to disclose material information regarding the proposed Merger. The lawsuits seek, among other things, equitable relief enjoining the consummation of the proposed Merger, rescission of the proposed Merger (to the extent the proposed Merger has already been consummated), damages, and attorneys’ fees and costs.

On July 24, 2014, the Dionisos plaintiff filed a motion for preliminary injunction. On July 31, 2014, the Heim lawsuit and Dionisos lawsuit were consolidated into a single action in the Delaware Court of Chancery. A hearing on the motion for preliminary injunction is set for August 11, 2014 in the Delaware Court of Chancery.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by addition of the following exhibits:

Exhibit No.	Description

(a)(5)(G)	Complaint filed by John Ernst, individually and on behalf of all others similarly situated, on July 7, 2014, in the Circuit Court of the Fifteenth Judicial Circuit In and For Palm Beach County, Florida (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO).

(a)(5)(H)	Complaint filed by Marcel Heim, individually and on behalf of all others similarly situated, on July 15, 2014, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(F) of the Schedule TO).

(a)(5)(I)	Complaint filed by Takis P. Dionisos, on behalf of himself and all others similarly situated, on July 24, 2014, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(G) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
Name:	Jeffrey J. Horowitz
Title:	Chief Executive Officer

Dated:	August 1, 2014